SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 Atos and NICE inContact Announce Partnership to Fuel Cloud Adoption for Hundreds of Thousands of Contact Center Agents, Dated August 5, 2019.
99.2 Alloy Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated August 6, 2019.
99.3 NICE Actimize Voted “Best Anti-Money Laundering Compliance Solution Provider” for Sixth Consecutive Year in 2019 Waters Rankings, Dated August 7, 2019.
99.4 NICE Actimize Introduces Innovative Reg BI Surveillance Solution to Help Organizations Comply with SEC’s New Regulation Best Interest, Dated August 12, 2019.
99.5 NICE and RapidSOS Transform Investigations by Integrating Incident Intelligence and Emergency Data Clearinghouse Solutions, Dated August 12, 2019.
99.6 Western Union’s Customer Journey Digital Transformation Fueled by NICE, Dated August 13, 2019.
99.7 NICE Awarded Ten Year Contract Valued Up to $137 Million to Modernize Federal Aviation Authority’s Incident Debriefing Solutions in Over 770 Sites Globally, Dated August 14, 2019.
99.8 NICE Recognizes 2019 PSAPs’ Finest Winners at APCO Conference for Contributions to Public Safety Communications, Dated August 15, 2019.
99.9 Regulatory DataCorp, Inc. Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated August 15, 2019.
100.0 Jumio Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated August 19, 2019.
100.1 Steele Compliance Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated August 26, 2019.
100.2 NICE inContact CXone Expands FedRAMP Leadership with Workforce Optimization Authorization, Dated August 27, 2019.
100.3 NICE inContact Announces New Partnerships in Australia Including Converged Communication Network Applications and Byte, Dated August 28, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Tali Mirsky
Name: Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary

Dated: September 3, 2019

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 Atos and NICE inContact Announce Partnership to Fuel Cloud Adoption for Hundreds of Thousands of Contact Center Agents, Dated August 5, 2019.
99.2 Alloy Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated August 6, 2019.
99.3 NICE Actimize Voted “Best Anti-Money Laundering Compliance Solution Provider” for Sixth Consecutive Year in 2019 Waters Rankings, Dated August 7, 2019.
99.4 NICE Actimize Introduces Innovative Reg BI Surveillance Solution to Help Organizations Comply with SEC’s New Regulation Best Interest, Dated August 12, 2019.
99.5 NICE and RapidSOS Transform Investigations by Integrating Incident Intelligence and Emergency Data Clearinghouse Solutions, Dated August 12, 2019.
99.6 Western Union’s Customer Journey Digital Transformation Fueled by NICE, Dated August 13, 2019.
99.7 NICE Awarded Ten Year Contract Valued Up to $137 Million to Modernize Federal Aviation Authority’s Incident Debriefing Solutions in Over 770 Sites Globally, Dated August 14, 2019.
99.8 NICE Recognizes 2019 PSAPs’ Finest Winners at APCO Conference for Contributions to Public Safety Communications, Dated August 15, 2019.
99.9 Regulatory DataCorp, Inc. Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated August 15, 2019.
100.0 Jumio Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated August 19, 2019.
100.1 Steele Compliance Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated August 26, 2019.
100.2 NICE inContact CXone Expands FedRAMP Leadership with Workforce Optimization Authorization, Dated August 27, 2019.
100.3 NICE inContact Announces New Partnerships in Australia Including Converged Communication Network Applications and Byte, Dated August 28, 2019.